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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                               GUEST SUPPLY, INC.
                            (Name of Subject Company)

                     SYSCO FOOD SERVICES OF NEW JERSEY, INC.
                                SYSCO CORPORATION
                      (Names of Filing Persons -- Offerors)


COMMON STOCK, NO PAR VALUE                                 401630 10 8
(TITLE OF CLASS OF SECURITIES)             (CUSIP Number of Class of Securities)

                            MICHAEL C. NICHOLS, ESQ.
             VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                                SYSCO CORPORATION
                              1390 ENCLAVE PARKWAY
                              HOUSTON, TEXAS 77077
                                 (281) 584-1390
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                   COPIES TO:

                           B. JOSEPH ALLEY, JR., ESQ.
                            ARNALL GOLDEN GREGORY LLP
                            2800 ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 873-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on February 5, 2001 by Sysco Corporation, a Delaware corporation ("SYSCO"), and Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS New Jersey") and a wholly owned subsidiary of SYSCO, relating to the offer by SFS New Jersey to exchange shares of common stock, par value $1.00 per share (the "SYSCO Shares"), of SYSCO for the outstanding shares of common stock, no par value (the "Guest Supply Shares"), of Guest Supply, Inc., a New Jersey corporation ("Guest Supply"), based on an exchange ratio described in the Schedule TO and upon the terms and subject to the adjustments and conditions set forth in the prospectus dated March 5, 2001 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1) and (a)(2) and which are hereby incorporated by reference thereto.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is amended and supplemented to include the following information:

     On March 13, 2001, SYSCO issued the press release filed as Exhibit (a) (9) hereto announcing the expiration of the subsequent offering period. The subsequent offering period expired on Monday, March 12, 2001 at 11:59 p.m.
(EST). All shares of Guest Supply common stock validly tendered prior to the expiration of the subsequent offering period have been accepted for exchange and have been or will be exchanged promptly for shares of SYSCO common stock.

     Based on the latest available data, approximately 851,079 shares of Guest Supply common stock were tendered (including through notices of guaranteed delivery) in the subsequent offer prior to its expiration. A total of 7,162,013 shares (including through notices of guaranteed delivery) were tendered in the initial and subsequent offerings, which constitutes approximately 97.4 percent of the total number of outstanding shares of common stock of Guest Supply.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(9) Press release issued by SYSCO Corporation on March 13, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2001           SYSCO FOOD SERVICES OF NEW JERSEY, INC.



                                By: /s/ Michael C. Nichols
                                   ---------------------------------------------
                                   Name: Michael C. Nichols
                                   Title: President


                                SYSCO CORPORATION



                                By: /s/ Michael C. Nichols
                                   ---------------------------------------------
                                   Name: Michael C. Nichols
                                   Title:  Vice President and General Counsel


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